                                                                    EXHIBIT 99.1

CONTACTS:
Lawrence H.N. Kinet                                  Dennis N. Cavender
Chairman and CEO                                     Vice President and CFO
Aksys, Ltd.                                          Aksys, Ltd.
(847) 247-6051                                       (847) 247-6051


FOR IMMEDIATE RELEASE
- ---------------------

             AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE SECOND
                          QUARTER ENDED JUNE 30, 1996

LIBERTYVILLE, IL, AUGUST 2, 1996 -- Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the second quarter and six month period ended June 30, 1996.

For the second quarter ended June 30, 1996, the Company reported a net loss of $1,525,183, or $0.14 per share, compared to a net loss of $1,415,035, or $0.14 per share, for the same quarter last year. Interest income for the second quarter ended June 30, 1996, was $325,733 compared to interest income of $46,956 for the same quarter last year. The increase in interest income is a result of interest earned on net proceeds of approximately $52 million from the sale of shares of Common Stock in May, 1996.

"The Company continues to work diligently and aggressively towards the regulatory approval and commercialization of the Aksys PHD (TM) Personal Hemodialysis System," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys, LTD.

For the six month period ended June 30, 1996, the Company reported a net loss of $3,392,506, or $0.30 per share, compared to a net loss of $2,502,191, or $0.24 per share, for the same six month period in 1995. Interest income for the six months ended June 30, 1996 was $361,559 compared to interest income of $67,201 for the same period in 1995.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD (TM) Personal Hemodialysis System designed to improve clinical outcomes of patients, reducing mortality, morbidity and the associated high cost of patient care. The PHD approach to the treatment of kidney dialysis patients is simple: more dialysis is better than less; daily treatment is better than less frequent treatment; and alternate sites, such as the patient's home or a self-care clinic, are preferable locations to perform chronic therapy.

                        - financial table to follow -

[LOGO FOR AKSYS]

  Aksys, Ltd.   113 S. Milwaukee Ave., Suite 300, Libertyville, IL USA 60048
                      Office: 847.247.6051     FAX: 847.247.6060


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                          AKSYS, LTD. AND SUBSIDIARY
                       (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                   Three Months Ended             Six Months Ended
                                        June 30,                      June 30,
                                  1996           1995           1996           1995
                               -----------    -----------    -----------    -----------
Revenues:                      $         -    $         -    $         -    $         -

Expenses:
  Research and development       1,278,733      1,099,055      2,691,239      1,950,373
  General and administrative       571,232        359,889      1,060,422        613,403
                               -----------    -----------    -----------    -----------

Operating loss                  (1,849,965)    (1,458,944)    (3,751,661)    (2,563,776)

Other income (expense):
  Interest income                  325,733         46,956        361,559         67,201
  Interest expense                    (951)        (3,047)        (2,404)        (5,616)
                               -----------    -----------    -----------    -----------
                                   324,782         43,909        359,155         61,585
                               -----------    -----------    -----------    -----------

Net loss                       $(1,525,183)   $(1,415,035)   $(3,392,506)   $(2,502,191)
                               ===========    ===========    ===========    ===========

Net loss per share             $     (0.14)   $     (0.14)   $     (0.30)   $     (0.24)
                               ===========    ===========    ===========    ===========

Weighted average number
of common shares outstanding    11,215,754     10,327,586     11,215,754     10,327,586
                               ===========    ===========    ===========    ===========